SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 8)*

TALON THERAPEUTICS, INC.
(Name of Issuer) Common Stock, $0.001 par value per share
(Title of Class of Securities) 87484H104
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 17 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87484H104	Page 2 of 17 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,604,117 Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,604,117 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,604,117 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.18% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Comprised of an aggregate of 2,346,202 shares of common stock, warrants to purchase 324,737 shares of common stock, 5,631,845 shares of common stock issuable as of January 9, 2012 upon the conversion of an aggregate of 35,687 shares of Series A-1 Convertible Preferred Stock and 5,301,333 shares of common stock issuable as of January 9, 2012 upon the conversion of an aggregate of 15,904 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P.

(2)  Based on 21,778,812 outstanding shares of common stock of the Company as reported in the Company's Quarterly Report for the quarterly period ended September 30, 2011 filed by the Company on November 14, 2011 with the Securities and Exchange Commission.

SCHEDULE 13D
CUSIP No. 87484H104	Page 3 of 17 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,065,293 Shares (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,065,293 Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,065,293 Shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.73% (4)
14	TYPE OF REPORTING PERSON PN

(3)    Comprised of 323,343 shares of common stock, warrants to purchase 21,415 shares of common stock, 371,202 shares of common stock issuable as of January 9, 2012 upon the conversion of 2,353 shares of Series A-1 Convertible Preferred Stock and 349,333 shares of common stock issuable as of January 9, 2012 upon the conversion of 1,048 shares of Series A-2 Convertible Preferred Stock.

(4)   See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 4 of 17 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,802,435 Shares (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,802,435 Shares (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,802,435 Shares (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.61% (6)
14	TYPE OF REPORTING PERSON PN

(5)  Comprised of 774,758 shares of common stock, warrants to purchase 116,172 shares of common stock, 2,014,838 shares of common stock issuable as of January 9, 2012 upon the conversion of 12,767 shares of Series A-1 Convertible Preferred Stock and 1,896,667 shares of common stock issuable as of January 9, 2012 upon the conversion of 5,690 shares of Series A-2 Convertible Preferred Stock.

(6)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 5 of 17 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,736,389 Shares (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,736,389 Shares (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,736,389 Shares (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.37% (8)
14	TYPE OF REPORTING PERSON PN

(7)  Comprised of 1,248,101 shares of common stock, warrants to purchase 187,150 shares of common stock, 3,245,805 shares of common stock issuable as of January 9, 2012 upon the conversion of 20,567 shares of Series A-1 Convertible Preferred Stock and 3,055,333 shares of common stock issuable as of January 9, 2012 upon the conversion of 9,166 shares of Series A-2 Convertible Preferred Stock.

(8)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 6 of 17 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,965,456 Shares (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,965,456 Shares (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,456 Shares (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.49% (10)
14	TYPE OF REPORTING PERSON PN

(9)  Comprised of 604,950 shares of common stock, warrants to purchase 39,250 shares of common stock, 680,589 shares of common stock issuable as of January 9, 2012 upon the conversion of 4,313 shares of Series A-1 Convertible Preferred Stock and 640,667 shares of common stock issuable as of January 9, 2012 upon the conversion of 1,922 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund International, Limited.

(10)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 7 of 17 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,965,456 Shares (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,965,456 Shares (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,965,456 Shares (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.49% (12)
14	TYPE OF REPORTING PERSON CO

(11)  Comprised of 604,950 shares of common stock, warrants to purchase 39,250 shares of common stock, 680,589 shares of common stock issuable as of January 9, 2012 upon the conversion of 4,313 shares of Series A-1 Convertible Preferred Stock and 640,667 shares of common stock issuable as of January 9, 2012 upon the conversion of 1,922 shares of Series A-2 Convertible Preferred Stock.

(12)  See footnote 2 above.

SCHEDULE 13D
CUSIP No. 87484H104	Page 8 of 17 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,569,573 Shares (13)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,569,573 Shares (13)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,569,573 Shares (13)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.26% (14)
14	TYPE OF REPORTING PERSON IN

(13)  Comprised of an aggregate of 2,951,152 shares of common stock, warrants to purchase 363,987 shares of common stock, 6,312,434 shares of common stock issuable as of January 9, 2012 upon the conversion of an aggregate of 40,000 shares of Series A-1 Convertible Preferred Stock and 5,942,000 shares of common stock issuable as of January 9, 2012 upon the conversion of an aggregate of 17,826 shares of Series A-2 Convertible Preferred Stock held by Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P. and Deerfield Special Situations Fund International, Limited.

(14)  See footnote 2 above.

CUSIP No. 87484H104

The Schedule 13D filed on October 19, 2009 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Private Design Fund, L.P. (“Deerfield Private Design Fund”), (iv) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (v) Deerfield Management Company, L.P. (“Deerfield Management”), (vi) Deerfield Special Situations Fund International, Limited (“Deerfield Special Situations International”) and (vii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International, Deerfield Management and Deerfield Special Situations International, the “Reporting Persons”), as amended by Amendment No. 1 filed on June 11, 2010, Amendment No. 2 filed on September 16, 2010, Amendment No. 3 filed on February 4, 2011, Amendment No. 4 filed on May 25, 2011, Amendment No. 5 filed on June 13, 2011, Amendment No. 6 filed on June 24, 2011 and Amendment No. 7 filed on September 7, 2011 with respect to the securities of Talon Therapeutics, Inc. (the "Company") (formerly Hana Biosciences, Inc.) is hereby amended by this Amendment No. 8. Only those items hereby reported in this Amendment No. 8 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No.1 to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Set forth below is the source and amount of funds and other consideration utilized by Deerfield Special Situations Fund, Deerfield Private Design Fund, Deerfield Private Design International and Deerfield Special Situations International (collectively, the “Deerfield Purchasers”) to acquire the shares of Series A-2 Convertible Preferred Stock of the Company (the “Series A-2 Preferred Stock) reported herein as being held by them.

Deerfield Special Situations Fund (i) utilized available cash assets in the amount of $64,700 to acquire 647 shares of Series A-2 Preferred Stock and (ii) received 401 shares of Series A-2 Preferred Stock and $68.62 in lieu of fractional shares, in satisfaction of accrued interest of $40,168.62 payable by the Company to it under the Facility Agreement, dated October 30, 2009 and amended on June 7, 2010, between the Company and the Deerfield Purchasers (the “Facility Agreement”) for the quarter ended December 31, 2011, which shares are convertible into 349,333 shares of Common Stock as of January 9, 2012.  Deerfield Private Design Fund (i) utilized available cash assets in the amount of $351,100 to acquire 3,511 shares of Series A-2 Preferred Stock and (ii) received 2,179 shares of Series A-2 Preferred Stock and $12.08 in lieu of fractional shares, in satisfaction of accrued interest of $217,912.08 payable by the Company to it under the Facility Agreement for the quarter ended December 31, 2011, which shares are convertible into 1,896,667 shares of Common Stock as of January 12, 2012.  Deerfield Private Design International (i) utilized available cash assets in the amount of $565,660 to acquire 5,656 shares of Series A-2 Preferred Stock and (ii) received 3,510 shares of Series A-2 Preferred Stock and $49.08 in lieu of fractional shares, in satisfaction of accrued interest of $351,049.08 payable by the Company to it under the Facility Agreement for the quarter ended December 31, 2011, which shares are convertible into 3,055,333 shares of Common Stock as of January 9, 2012.  Deerfield Special Situations International (i) utilized available cash assets in the amount of $118,600 to acquire 1,186 shares of Series A-2 Preferred Stock, and (ii) received 736 shares of Series A-2 Preferred Stock and $23.64 in lieu of fractional shares, in satisfaction of accrued interest of $73,623.64 payable under the Facility Agreement by the Company to it for the quarter ended December 31, 2011, which shares are convertible into 640,667 shares of Common Stock as of January 9, 2012.  Cash funds for the purchase of the Series A-2 Preferred Stock were derived from general working capital, and includes funds provided by investors in the Deerfield Purchasers.

CUSIP No. 87484H104

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

2012 Investment Agreement

On January 9, 2012, the Company entered into an Investment Agreement (the “2012 Investment Agreement”) with Warburg Pincus Private Equity X, L.P. and Warburg Pincus Partners, L.P. (together, the “Warburg Purchasers”) and the Deerfield Purchasers (together with the Warburg Purchasers, the “Purchasers”).  Pursuant to the terms of the 2012 Investment Agreement, on January 9, 2012, (i) the Warburg Purchasers purchased 99,000 shares of Series A-2 Preferred Stock for an aggregate purchase price of $9,900,000 and (ii) the Deerfield Purchasers purchased 11,000 shares of Series A-2 Preferred Stock for an aggregate purchase price of $1,100,000.  The stated value of each share of Series A-2 Preferred Stock is $100.  The terms of the Series A-2 Preferred Stock are set forth in the Certificate of Amendment of Corrected Certificate of Designations of Series A-2 Convertible Preferred Stock of the Company, setting forth the designations, preferences, limitations and relative rights of the Series A-2 Preferred Stock (as amended, the “Series A-2 Certificate”).

In addition to the purchase and sale of the Series A-2 Preferred Stock as described above, the 2012 Investment Agreement provides that prior to one year following the receipt of notice from the Company that the Company has received written marketing approval in the United States (which for the purposes of clarity shall include “accelerated approval”) from the U.S. Food and Drug Administration for a New Drug Application submitted for certain of the Company’s products (the “Marketing Approval Date”), the Warburg Purchasers shall have the right to purchase up to 600,000 shares of the Company’s Series A-3 Convertible Preferred Stock (the “Series A-3 Preferred Stock”), in one or more separate transactions at a price per share of $100.  The stated value of each shares of Series A-3 Preferred Stock is $100.  The Series A-3 Preferred Stock has designations, preferences, limitations and relative rights substantially similar to the Series A-2 Preferred Stock, except that each share of Series A-3 Preferred Stock is convertible into such number of shares of Common Stock of the Company as is equal to accreted value of such share of Series A-3 Preferred Stock divided by a conversion price of $0.35 (subject to adjustment pursuant to the terms of the Certificate of Designation of Series A-3 Convertible Preferred Stock of the Company, setting forth the designations, preferences, limitations and relative rights of the Series A-3 Preferred Stock (the “Series A-3 Certificate”)).  Pursuant to the terms of the Series A-3 Certificate, prior to the approval by the stockholders of the Company of an amendment to the amended and restated certificate of incorporation of the Company to increase the authorized numbers of shares of Common Stock (the “Stockholder Approval”), the number of shares of Common Stock issuable upon conversion of the Series A-3 Preferred Stock is subject to the limit set forth in the Series A-3 Certificate.

CUSIP No. 87484H104

To the extent that the Warburg Purchasers elect to exercise their right to purchase shares of Series A-3 Preferred Stock, the Deerfield Purchasers have the right, but not the obligation, to purchase 10% (the “Participation Rights”) of such additional Series A-3 Preferred Stock that would have been purchased by the Warburg Purchasers.  If the Deerfield Purchasers exercise their Participation Rights, those rights must be exercised in full.  If the Deerfield Purchasers fail to exercise any of their Participation Rights, then those Participation Rights will terminate.

The 2012 Investment Agreement provides that the Deerfield Purchasers have the right to designate one individual to serve on the board of directors of the Company.  The right to designate a director will terminate if the Deerfield Purchasers fail to exercise their full Participation Rights or if the Deerfield Purchasers collectively do not beneficially own at least 10% of the Common Stock of the Company as determined under Section 13(d) of the Exchange Act and the rules and regulations thereunder, provided, however, that in no event will this right terminate earlier than the second business day following the date of which shares of Series A-2 Preferred Stock are delivered to the Deerfield Purchasers for interest payable for the quarter ended September 30, 2012 under the Amendment to Facility Agreement referred to below.  The initial Deerfield Designee is Howard Furst, M.D., who is currently a Board member.

Amendment No. 1 to Investment Agreement

On January 9, 2012, in connection with entering into the 2012 Investment Agreement, the Company, the Warburg Purchasers and the Deerfield Purchasers entered into an agreement (“Amendment No. 1 to Investment Agreement”) amending the terms of a June 7, 2010 Investment Agreement between the parties to, among other things, acknowledge that no further shares of preferred stock were issuable thereunder.

Voting Agreement

On January 9, 2012, in connection with consummation of the transactions contemplated under the 2012 Investment Agreement, the Warburg Purchasers and the Deerfield Purchasers entered into a Voting Agreement (the "Voting Agreement").  The Voting Agreement provides that each Deerfield Purchaser shall vote (or cause to be voted), for so long as the Voting Agreement remains in effect, all shares of Common Stock (subject to certain exceptions) and Series A-1 Convertible Preferred Stock of the Company beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by such Deerfield Purchaser (together with such additional shares as become beneficially owned by such Deerfield Purchaser, whether upon the exercise of options, warrants, conversion of convertible securities or otherwise, and any other voting securities of the Company (whether acquired theretofore or thereafter)) (i) in favor of (a) the Stockholder Approval and the transactions contemplated by the 2012 Investment Agreement and (b) any other matters submitted to the stockholders of the Company in furtherance of the transactions contemplated by the 2012 Investment Agreement, and (ii) against any action or agreement that would impair the ability of the Company to obtain the Stockholder Approval or otherwise issue certain securities as contemplated by, and pursuant to, the 2012 Investment Agreement, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the 2012 Investment Agreement. In addition, to the extent that any such actions are taken by the written consent of stockholders, each Deerfield Purchaser agreed to provide consent or withhold consent, as the case may be, in a manner consistent with the aforementioned provisions. The Voting Agreement shall terminate upon the earlier to occur of (i) the receipt of Stockholder Approval or (ii) July 9, 2012.

CUSIP No. 87484H104

Pursuant to the terms of the Voting Agreement, the Deerfield Purchasers also agreed not to transfer or sell any shares of Series A Preferred Stock or Common Stock (subject to certain exceptions) for so long as the Voting Agreement is in effect.

Amendment to Facility Agreement

In connection with entering into the Investment Agreement, on January 9, 2012, the Company and the Deerfield Purchasers entered into a Second Amendment to the Facility Agreement (the "Amendment to Facility Agreement"). Among other items, pursuant to the Amendment to Facility Agreement, the Company will satisfy its obligation under the Facility Agreement to make quarterly interest payments for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, by issuing a whole number of shares of Series A-2 Preferred Stock determined by dividing the amount of the interest payments payable to each Deerfield Purchaser for each quarterly period by $100. On January 9, 2012, in accordance with the terms of the Facility Amendment, the Company satisfied its interest payment obligation in the aggregate amount of $682,753.42 for the quarter ended December 31, 2011, by issuing an aggregate of 6,826 shares of Series A-2 Preferred Stock to the Deerfield Purchasers and paying cash in lieu of fractional shares in the aggregate amount of $153.42.

The summary contained herein of the 2012 Investment Agreement, Series A-2 Certificate, Series A-3 Certificate, Voting Agreement, Amendment No. 1 to Investment Agreement and the Amendment to Facility Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements and certificates, copies of which are either filed as Exhibits or incorporated by reference as Exhibits thereto, and all of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

All of the computations and share amounts used here do not give effect to any accretion of shares Series A-1 Preferred Stock or Series A-2 Preferred Stock after January 9, 2012.

(a)

(1)	Reporting Persons

Number of shares:  15,569,573 (13)
Percentage of shares:  45.26% (2)

(2)	Deerfield Capital

Number of shares:  13,604,117 (1)
Percentage of shares:  41.18% (2)

(3)	Deerfield Special Situations Fund

Number of shares:  1,065,293 (3)
Percentage of shares:  4.73% (2)

CUSIP No. 87484H104

(4)	Deerfield Private Design Fund

Number of shares:  4,802,435 (5)
Percentage of shares:  18.61% (2)

(5)	Deerfield Private Design International

Number of shares:  7,736,389 (7)
Percentage of shares:  27.37% (2)

(6)	Deerfield Management

Number of shares:  1,965,456 (9)
Percentage of shares:  8.49% (2)

(7)	Deerfield Special Situations International

Number of shares:  1,965,456 (11)
Percentage of shares:  8.49% (2)

(8)	Flynn

Number of shares:  15,569,573 (13)
Percentage of shares:  45.26% (2)

(b)

(1)	Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   13,604,117 shares (1)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   13,604,117 shares (1)

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,065,293 shares (3)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,065,293 shares (3)

(3)	Deerfield Private Design Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,802,435 shares (5)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,802,435 shares (5)

CUSIP No. 87484H104

(4)	Deerfield Private Design International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  7,736,389 shares (7)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  7,736,389 shares (7)

(5)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,965,456 shares (9)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,965,456 shares (9)

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,965,456 shares (11)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,965,456 shares (11)

(7)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  15,569,573 shares (13)
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  15,569,573 shares (13)

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design Fund and Deerfield Private Design International.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              On January 9, 2012, Deerfield Special Situations Fund acquired 1,048 shares of Series A-2 Preferred Stock, Deerfield Private Design Fund acquired 5,690 shares of Series A-2 Preferred Stock, Deerfield Private Design International acquired 9,166 shares of Series A-2 Preferred Stock and Deerfield Special Situations International acquired 1,922 shares of Series A-2 Preferred Stock pursuant to the terms of the 2012 Investment Agreement and the Amendment to Facility Agreement Amendment. Shares of Series A-2 Preferred Stock are convertible into Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The responses set forth in Item 4 of this Amendment No. 8 are hereby incorporated by reference.

CUSIP No. 87484H104

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.18	2012 Investment Agreement (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on January 10, 2012).

Exhibit 99.19	Series A-2 Certificate (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Company on January 10, 2012).

Exhibit 99.20	Series A-3 Certificate (incorporated herein by reference to Exhibit 3.3 of the Current Report on Form 8-K filed by the Company on January 10, 2012).

Exhibit 99.21	Voting Agreement*

Exhibit 99.22	Amendment No. 1 to Investment Agreement (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on January 10, 2012).

Exhibit 99.23	Second Amendment to Facility Agreement (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on January 10, 2012).

*Filed herewith.

CUSIP No. 87484H104

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2012

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

CUSIP No. 87484H104

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact*

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact*

*Power of Attorney previously filed as Exhibit 99.3 to a Schedule 13D/A with regard to Hana Biosciences, Inc. (now known as Talon Therapeutics, Inc.) filed with the Securities and Exchange Commission on June 11, 2010 by Deerfield Capital L.P.; Deerfield Management Company, L.P.; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International, Limited; Deerfield Private Design Fund, L.P.; Deerfield Private Design International, L.P. and James E. Flynn.